SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of May, 2007.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, 108-0014, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	ORIX’s Annual Consolidated Financial Results (April 1, 2006 – March 31, 2007) filed with the Tokyo Stock Exchange on Thursday, May 10, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 10, 2007	By	/s/ Shunsuke Takeda
Shunsuke Takeda
Director
Vice Chairman and CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2006 – March 31, 2007

May 10, 2007

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 118.05 to $1.00, the approximate exchange rate prevailing at March 31, 2007.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Corporate Communications

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: +81-3-5419-5102 Fax: +81-3-5419-5901

E-mail: raymond_spencer@orix.co.jp

Material Contained in this Report

The Company’s financial information for the fiscal year from April 1, 2006 to March 31, 2007, filed with the Tokyo Stock Exchange and also made public by way of a press release.

Consolidated Financial Results from April 1, 2006 to March 31, 2007

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591) Osaka Securities Exchange New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN Tel: +81-3-5419-5102 (URL http://www.orix.co.jp/grp/ir_e/ir_index.htm)

1. Performance Highlights for the Years Ended March 31, 2007 and 2006

(1) Performance Highlights - Operating Results (Unaudited)

(millions of JPY)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income	Year-on-Year Change
March 31, 2007	1,142,553	22.9%	282,166	31.3%	316,074	26.5%	196,506	18.1%
March 31, 2006	929,882	2.0%	214,957	65.2%	249,769	62.7%	166,388	81.9%

	Basic Earnings Per Share	Diluted Earnings Per Share	Return on Equity	Return on Assets*3	Operating Margin*4
March 31, 2007	2,177.10	2,100.93	18.3%	4.1%	24.7%
March 31, 2006	1,883.89	1,790.30	19.8%	3.8%	23.1%

1.	Equity in Net Income of Affiliates was a net gain of JPY 31,946 million for the year ended March 31, 2007 and a net gain of JPY 32,080 million for the year ended March 31, 2006.

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.

*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain.”

*Note 3:	This figure has been calculated using Income before Income Taxes in accordance with Tokyo Stock Exchange disclosure practice. The figure on following pages is calculated using Net Income.

*Note 4:	This figure has been calculated by dividing Operating Income by Total Revenues.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
March 31, 2007	8,207,187	1,194,234	14.6%	13,089.83
March 31, 2006	7,242,455	953,646	13.2%	10,608.97

(3) Performance Highlights - Cash Flows (Unaudited)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
March 31, 2007	226,128	(802,278)	545,014	215,163
March 31, 2006	136,003	(799,357)	762,528	245,856

2. Dividends for the Years Ended March 31, 2007 and 2006 (Unaudited)

	Dividends Per Share	Total Dividends Paid	Dividend Payout Ratio (Consolidated base)	Dividends on Equity (Consolidated base)
March 31, 2007	130.00	11,863	6.0%	1.1%
March 31, 2006	90.00	8,092	4.8%	1.0%

3. Forecasts for the Year Ending March 31, 2008 (Unaudited)

Fiscal Year	Total Revenues	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income	Year-on-Year Change	Basic Earnings Per Share
March 31, 2008	1,216,000	6.4%	353,000	11.7%	202,500	3.1%	2,219.57

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes	( )	No ( x )

(2) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes	( x )	No ( )

2. Other than those above	Yes	( )	No ( x )

(3) Number of Outstanding Shares (Ordinary Shares)

1.	The number of outstanding shares, including treasury shares, was 91,518,194 as of March 31, 2007, and 90,289,655 as of March 31, 2006.

2.	The number of treasury shares was 284,484 as of March 31, 2007, and 399,076 as of March 31, 2006.

[Summary of Consolidated Financial Results]

Revenues	1,142,553 million yen (Up 23% year on year)
Operating Income	282,166 million yen (Up 31% year on year)
Income before Income Taxes*	316,074 million yen (Up 27% year on year)
Net Income	196,506 million yen (Up 18% year on year)
Operating Assets	6,638,466 million yen (Up 13% on March 31, 2006)

Earnings Per Share (Basic)	2,177.10 yen (Up 16% year on year)
Earnings Per Share (Diluted)	2,100.93 yen (Up 17% year on year)
Shareholders’ Equity Per Share	13,089.83 yen (Up 23% on March 31, 2006)

ROE	18.3% (March 31, 2006: 19.8%)
ROA	2.54% (March 31, 2006: 2.50%)

*	“Income before income taxes” refers to “income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain.”

1. Analysis of Financial Highlights

1-1. Financial Highlights for the Fiscal Year Ended March 31, 2007

Economic Environment

The world economy, including the United States, Europe and Asia, has generally performed steadily throughout this fiscal year. The U.S. economy showed signs of moderate expansion, despite concerns regarding the decrease in residential investment, supported by steady consumer spending, as well as a weak yet improving employment situation. The strong performance of the European economy was backed by a steady trend in capital investment and expansion in consumer spending. In Asia, the Chinese economy continued to achieve high growth despite implementation of a tightening policy, including direct regulation, against the acceleration of investments in China, and other countries across Asia also showed signs of economic expansion.

The Japanese economy gradually expanded, despite the economic instability caused by the rise in oil prices in the first half of the fiscal year, due to growth in private capital investments stemming from improvements in corporate earnings.

Overview of Business Performance (April 1, 2006 to March 31, 2007)

Revenues: 1,142,553 million yen (Up 23% year on year)

Revenues increased 23% to 1,142,553 million yen compared with the previous fiscal year. Although “direct financing leases” and “life insurance premiums and related investment income” decreased year on year, revenues from “operating leases,” “interest on loans and investment securities,” “brokerage commissions and net gains on investment securities,” “real estate sales,” “gains on sales of real estate under operating leases,” and “other operating revenues” were up compared to the previous fiscal year.

Revenues from “direct financing leases” decreased 6% to 90,445 million yen compared to the previous fiscal year. In Japan, revenues from “direct financing leases” were down 12% to 62,615 million yen compared to 71,279 million yen in the previous fiscal year due primarily to the lower level of operating assets. Overseas, revenues were up 12% to 27,830 million yen compared to 24,857 million yen in the previous fiscal year due to the expansion of the leasing operations in the Asia, Oceania and Europe segment.

Revenues from “operating leases” increased 22% to 257,080 million yen compared to the previous fiscal year. In Japan, revenues were up 22% to 194,359 million yen compared to 158,839 million yen in the previous fiscal year due to an expansion in real estate and automobile operating leases as well as an increase in revenues from the precision measuring and other equipment rental operations. Overseas, revenues were up 23% to 62,721 million yen compared to 51,076 million yen in the previous fiscal year due to the expansion of automobile operating leases in the Asia, Oceania and Europe segment.

Revenues from “interest on loans and investment securities” increased 26% to 201,531 million yen compared to the previous fiscal year. In Japan, “interest on loans and investment securities” increased 19% to 154,034 million yen compared to 129,195 million yen in the previous fiscal year due primarily to an expansion of non-recourse loans and loans to corporate customers. Overseas, revenues were up 56% to 47,497 million yen compared to 30,532 million yen in the previous fiscal year due to an expansion of revenues associated with loans to corporate customers as well as contributions from interest on investment securities in The Americas segment, in addition to the expansion of the loan servicing operations in the Asia, Oceania and Europe segment.

Revenues from “brokerage commissions and net gains on investment securities” increased 45% to 70,684 million yen compared to the previous fiscal year. Brokerage commissions decreased 11% year on year. Net gains on investment securities increased 57% year on year due to the strong performance of the venture capital operations in Japan, in addition to the gains on the sale of a portion of our shares in Aozora Bank, Ltd. (herein referred to as “Aozora Bank”) in connection with its listing on the Tokyo Stock Exchange, and contributions overseas from revenues of securities investments in The Americas segment.

“Life insurance premiums and related investment income” were down 4% year on year to 132,835 million yen due to the decrease in life insurance premiums and life insurance related investment income.

“Real estate sales” increased 16% year on year to 87,178 million yen due to an increase in the number of condominiums sold to buyers from 2,032 units in the previous fiscal year to 2,194 units in this fiscal year.

“Gains on sales of real estate under operating leases” (refer to (Note 1) below) almost tripled year on year to 22,958 million yen due to an increase in sales of office buildings and other real estate under operating leases.

“Other operating revenues” increased 45% year on year to 279,842 million yen. In Japan, revenues were up 19% to 215,577 million yen compared to 181,007 million yen in the previous fiscal year due to the increases in revenues associated with the real estate management operations, including training facilities and golf courses, and the automobile maintenance service operations, as well as the contribution from companies which we invested in the previous and this fiscal year, and PFI operations, in addition to contributions of servicing fees from our loan servicing operations. Overseas, revenues increased almost five times to 64,265 million yen compared to 12,240 million yen in the previous fiscal year due to the contribution from the beginning of the first quarter of this fiscal year of Houlihan Lokey Howard & Zukin (herein referred to as “Houlihan Lokey”) that entered the ORIX Group in the fourth quarter of the previous fiscal year and is included in The Americas segment.

Note 1: Subsidiaries, business units, and certain rental properties sold or to be disposed of by sale without significant continuing involvements are reported under discontinued operations and the related amounts that had been previously reported have been reclassified retroactively.

Expenses: 860,387 million yen (Up 20% year on year)

Expenses increased 20% to 860,387 million yen compared with the previous fiscal year. Although “interest expense,” “costs of operating leases,” “costs of real estate sales,” “other operating expenses,” “selling, general and administrative expenses,” and “write-downs of securities” increased, “life insurance costs,” “provision for doubtful receivables and probable loan losses,” and “write-downs of long-lived assets” were down year on year.

“Interest expense” was up 38% year on year to 81,541 million yen. “Interest expense” increased 33% year on year in Japan and increased 45% year on year overseas, due to the higher average debt levels and higher interest rates.

“Costs of operating leases” were up 23% year on year to 165,105 million yen accompanying the increase in the average balance of investment in operating leases.

“Life insurance costs” were down 2% year on year to 115,565 million yen.

“Costs of real estate sales” were up 12% year on year to 73,999 million yen along with the increase in “real estate sales.”

“Other operating expenses” were up 20% year on year to 147,693 million yen accompanying the increase in “other operating revenues.”

“Selling, general and administrative expenses” were up 36% year on year to 253,467 million yen due to an increase in personnel and related expenses associated with Houlihan Lokey, which entered the ORIX Group in the fourth quarter of the previous fiscal year, as well as an increase in the number of employees in the Corporate Financial Services and Automobile Operations segments as a result of an effort to expand our sales platform in Japan.

“Provision for doubtful receivables and probable loan losses” was down 15% year on year to 13,798 million yen due to some reversals of the provision for doubtful receivables and probable loan losses.

“Write-downs of long-lived assets” were down year on year to 3,163 million yen.

“Write-downs of securities” were up 23% year on year to 5,592 million yen.

Net Income: 196,506 million yen (Up 18% year on year)

“Operating income” was up 31% year on year to 282,166 million yen.

“Equity in net income of affiliates” was flat compared to the previous fiscal year at 31,946 million yen due to an increase in profits from equity method affiliates, which includes earnings on investments in residential condominiums developed through certain joint ventures, despite lower profits from other equity method affiliates.

“Gains on sales of subsidiaries and affiliates and liquidation losses” were down 28% year on year to 1,962 million yen.

As a result, “income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain” increased 27% year on year to 316,074 million yen.

“Minority interests in earnings of subsidiaries, net” increased 48% year on year to 4,781 million yen as a result of the minority interests in earnings from the beginning of the first quarter of this fiscal year of Houlihan Lokey.

“Income from continuing operations” increased 23% year on year to 184,935 million yen.

“Discontinued operations (refer to (Note 1) on page 2), net of applicable tax effect” decreased 34% year on year to 10,998 million yen.

As a result, “net income” increased 18% year on year to 196,506 million yen.

Segment Information

Segment profits (refer to (Note 2) below) declined for the “Life Insurance” and “The Americas” segments; and increased for the “Corporate Financial Services,” “Automobile Operations,” “Rental Operations,” “Real Estate-Related Finance,” “Real Estate,” “Other,” and “Asia, Oceania and Europe” segments compared to the previous fiscal year.

Note 2: Since the Company evaluates the performance of its segments based on profits before income taxes, tax expenses are not included in segment profits. In addition, results of discontinued operations are included in “Segment Revenues” and “Segment Profits” of each segment, if any.

Operations in Japan

Corporate Financial Services Segment:

Segment revenues were up 26% year on year to 123,328 million yen due primarily to the expansion of loans to corporate customers.

Although “selling, general and administrative expenses” increased as a result of upfront costs associated with an increase in the number of employees as a result of an effort to expand our sales and marketing base, segment profits increased 17% to 56,873 million yen compared to 48,661 million yen in the previous fiscal year due to the increase in segment revenues.

Segment assets increased 14% on March 31, 2006 to 1,846,552 million yen due to an increase in loans to corporate customers.

Automobile Operations Segment:

Segment revenues increased 12% year on year to 146,966 million yen due to the increase in revenues from operating leases and maintenance services in the automobile leasing operations.

Although “selling, general and administrative expenses” increased as a result of an increase in the number of employees in an effort to develop our customer base focusing on expanding the automobile-related business to individuals, segment profits increased 6% to 28,224 million yen in line with the increase in segment revenues compared to 26,661 million yen in the previous fiscal year.

Although there was an expansion of the automobile leasing operations that also include operating leases, segment assets were flat on March 31, 2006 at 510,805 million yen due to asset securitization.

Rental Operations Segment:

Segment revenues were up 1% year on year to 67,859 million yen.

Segment profits increased 10% to 10,869 million yen compared to 9,911 million yen in the previous fiscal year due to the recording of gains on reversals of the provision for doubtful receivables and probable loan losses for investment in aircraft leases, despite the recognition of losses on the sale of investment securities.

Segment assets were down 2% on March 31, 2006 to 121,621 million yen due to a decrease in investment in direct financing leases despite an increase in investment in operating leases.

Real Estate-Related Finance Segment:

Segment revenues increased 19% year on year to 82,345 million yen due to an expansion of revenues associated with corporate loans, including non-recourse loans, and contributions from the loan servicing operations and gains on sales of real estate under operating leases.

Segment profits increased 34% to 44,682 million yen compared to 33,384 million yen in the previous fiscal year due to the increase in segment revenues and a lower “provision for doubtful receivables and probable loan losses.”

Segment assets increased 24% on March 31, 2006 to 1,517,927 million yen due mainly to the increase in corporate loans, including non-recourse loans.

Real Estate Segment:

Segment revenues increased 23% year on year to 245,336 million yen as more condominiums were sold to buyers this fiscal year compared to the previous fiscal year, and due to the increase in revenues associated with the real estate rental activities including office buildings and the management operations, including training facilities and golf courses, in addition to contributions from the gains on sales of real estate under operating leases.

Segment profits increased 79% to 51,236 million yen compared to 28,650 million yen in the previous fiscal year due to the increase in segment revenues in addition to contribution from residential condominiums developed through certain joint ventures which were accounted for by the equity method. The number of condominiums developed through the aforementioned joint ventures sold to buyers increased from 178 units in the previous fiscal year to 818 units in this fiscal year.

Segment assets increased 32% on March 31, 2006 to 901,237 million yen due mainly to the expansion of operating assets, including investment in operating leases.

Life Insurance Segment:

Segment revenues were down 4% year on year to 132,060 million yen as a result of lower revenues from life insurance premiums and related investment income compared to the previous fiscal year.

Segment profits decreased 25% year on year to 9,921 million yen compared to 13,212 million yen in the previous fiscal year due to lower segment revenues.

Segment assets increased 4% on March 31, 2006 to 511,051 million yen.

Other Segment:

Segment revenues increased 30% year on year to 145,443 million yen due to an increase in gains on investment securities at the venture capital operations, in addition to the gains on the sale of a portion of our shares in Aozora Bank in connection with its listing on the Tokyo Stock Exchange.

Segment profits increased 48% to 61,745 million yen compared to 41,657 million yen in the previous fiscal year. While contributions from “equity in net income of affiliates,” as well as gains on sales of subsidiaries and affiliates under principal investments, and brokerage commissions decreased year on year, the higher segment revenues led to the higher segment profits.

Segment assets increased 18% on March 31, 2006 to 788,446 million yen.

Overseas Operations

The Americas Segment:

Although the previous fiscal year benefited from the gain on the sale of the primary and master servicing business as well as higher gains on sales of real estate under operating leases, segment revenues increased 71% year on year to 119,940 million yen due to the contribution from the beginning of the first quarter of this fiscal year of Houlihan Lokey and the increase in revenues associated with corporate loans as well as securities investments.

Segment profits decreased 10% to 31,315 million yen compared to 34,701 million yen in the previous fiscal year. Although Houlihan Lokey contributed to profits from the beginning of the first quarter of this fiscal year, there were no contributions this fiscal year such as the gain on the sale of operations that were recorded in the previous fiscal year, in addition to a decrease in “equity in net income of affiliates.”

Segment assets increased 11% on March 31, 2006 to 487,900 million yen due mainly to an increase in corporate loans.

Asia, Oceania and Europe Segment:

Segment revenues were up 17% year on year to 103,593 million yen due to the expansion of the leasing operations that include operating leases such as automobile leasing, as well as the loan servicing operations, in addition to gains on the sale of a business unit in the Oceania region.

Segment profits increased 18% to 37,763 million yen compared to 31,956 million yen in the previous fiscal year. While gains on sales of subsidiaries and affiliates decreased year on year, an increase in “equity in net income of affiliates” as well as the higher segment revenues led to the higher segment profits.

Segment assets were up 11% on March 31, 2006 to 625,036 million yen due mainly to the increase in operating leases and investment in affiliates.

Summary of Fourth Quarter (Three Months Ended March 31, 2007)

In the fourth quarter of this fiscal year revenues increased 27,957 million yen year on year.

Revenues from “direct financing leases” were down compared to the fourth quarter of the previous fiscal year due to the decrease in the average balance of operating assets. Revenues from “operating leases” and “interest on loans and investment securities” were up in line with the increase in operating assets compared to the fourth quarter of the previous fiscal year. “Brokerage commissions and net gains on investment securities” were down compared to the fourth quarter of the previous fiscal year. Although life insurance premiums decreased, life insurance related investment income was up compared to the fourth quarter of the previous fiscal year for “life insurance premiums and related investment income.” “Real estate sales” decreased year on year due to the decrease in the number of condominiums sold to buyers in the fourth quarter of this fiscal year compared to the same period of the previous fiscal year. “Gains (losses) on sales of real estate under operating leases” were up year on year. “Other operating revenues” were up year on year due to the increase in revenues associated with our real estate management operations, including training facilities and golf courses, as well as the contribution to revenues from Houlihan Lokey.

Expenses were up 16,486 million yen compared to the fourth quarter of the previous fiscal year.

“Interest expense” was up year on year due to the higher average debt levels and higher interest rates. “Costs of operating leases” were up year on year due to the increase in operating assets. “Life insurance costs” were down compared with the same period of the previous fiscal year. “Costs of real estate sales” decreased compared to the fourth quarter of the previous fiscal year for the same reason as given for “real estate sales.” “Other operating expenses” increased compared to the same period of the previous fiscal year for the same reason as given for “other operating revenues.” “Selling, general and administrative expenses” were up year on year as a result of an increase in related expenses associated with an increase in the number of employees as a result of an effort to expand our sales platform primarily in Japan, as well as an increase in Houlihan Lokey’s expenses in line with an increase in its revenues. Although the “write-downs of long-lived assets” were down compared to the fourth quarter of the previous fiscal year, “provision for doubtful receivables and probable loan losses” and “write-downs of securities” increased year on year.

This resulted in an increase in “operating income” by 11,471 million yen compared with the fourth quarter of the previous fiscal year to 58,679 million yen.

“Equity in net income of affiliates” decreased year on year, while “gains on sales of subsidiaries and affiliates and liquidation loss” increased. “Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain” increased by 11,112 million yen compared to the fourth quarter of the previous fiscal year to 69,457 million yen.

“Minority interests in earnings of subsidiaries” of 1,462 million yen were recorded in the fourth quarter. As a result of the factors noted above, “income from continuing operations” increased by 5,098 million yen year on year to 43,098 million yen.

“Discontinued operations, net of applicable tax effect” added 2,427 million yen and “net income” in the fourth quarter of this fiscal year rose by 5,234 million yen to 45,525 million yen compared with a “net income” of 40,291 million yen in the fourth quarter of the previous fiscal year.

1-2. Outlook and Forecasts for the Fiscal Year Ending March 31, 2008

In terms of the business environment for the fiscal year ending March 31, 2008, overseas the U.S. economy is expected to be strong despite concerns including the slowdown in capital investment growth, decrease in corporate profitability, and anxieties regarding inflation. The European economy is expected to stay strong, while the Asian economy, led by China, is also expected to continue to expand. In Japan, a continuation of gradual economic expansion is expected due to a steady trend in capital investments, as well as a moderate increase in interest rates.

Under such economic environment, for the fiscal year ending March 31, 2008, we are forecasting contributions from the real estate-related segments and the Corporate Financial Services segment, and “total revenues” of 1,216,000 million yen (up 6.4% compared with the fiscal year ended March 31, 2007), “income before income taxes” of 353,000 million yen (up 11.7%), and “net income” of 202,500 million yen (up 3.1%).

Although forward-looking statements in this document such as forecasts are attributable to current information available to the Company as well as on assumptions deemed rational, actual financial results may differ materially due to various factors.

The ORIX Group has been diversifying its business expansion into areas centering on its financial service operations, including real estate-related and investment-related operations. Due to the characteristics of these operations, which are affected by changes in economic conditions in Japan and overseas, our operating environment, as well as market trends, it has become difficult to accurately estimate figures, such as earnings forecasts.

Therefore, readers are urged not to place undue reliance on these figures as they may differ materially from the actual financial results.

Various factors causing these figures to differ materially are discussed, but not limited to, those described under “Risk Factors” in the Form 20-F submitted to the U.S. Securities and Exchange Commission.

2. Analysis of Financial Condition

2-1. Analysis of Assets, Liabilities, Shareholders’ Equity and Cash Flows

Operating Assets: 6,638,466 million yen (Up 13% on March 31, 2006)

Operating assets were up 13% on March 31, 2006 to 6,638,466 million yen. As a result of our selective process in accumulating quality operating assets (assets with appropriate risk and return), “investment in direct financing leases” was down on March 31, 2006, while “installment loans,” “investment in operating leases,” “investment in securities,” and “other operating assets” increased.

We expect to accumulate quality assets including “installment loans” for the fiscal year ending March 31, 2008.

Summary of Cash Flows (Fiscal Year Ended March 31, 2007)

Cash and cash equivalents decreased by 30,693 million yen to 215,163 million yen compared to March 31, 2006.

“Cash flows from operating activities” provided 226,128 million yen in this fiscal year and provided 136,003 million yen in the previous fiscal year. In general, there was an inflow associated with an increase in net income, while there was an outflow from “increase in inventories,” which is associated with the residential condominium development operations.

“Cash flows from investing activities” used 802,278 million yen in this fiscal year and used 799,357 million yen in the previous fiscal year due mainly to the increase in outflows associated with the increase in “installment loans made to customers” as a result of the expansion of loans to corporate customers, including non-recourse loans.

“Cash flows from financing activities” provided 545,014 million yen in this fiscal year and provided 762,528 million yen in the previous fiscal year, due to the increase in debt accompanying the increase in operating assets.

We expect a continuation of a similar trend in cash flows for the fiscal year ending March 31, 2008.

2-2. Trend in Cash Flow-Related Performance Indicators

	2006.3	2007.3
Shareholders’ Equity Ratio	13.2%	14.6%
Shareholders’ Equity Ratio based on Market Value	45.5%	34.1%
Cash Flow Ratio to Interest-bearing Debt	36.2	24.3
Interest Coverage Ratio	2.3 times	2.8 times

Shareholders’ Equity Ratio: Shareholders’ Equity/Total Assets

Shareholders’ Equity Ratio based on Market Value: Total Market Value of Listed Shares /Total Assets

Cash Flow Ratio to Interest-bearing Debt: Interest-bearing Debt/Cash Flow

Interest Coverage Ratio: Cash Flow/Interest Payments

Note 3: All figures have been calculated under consolidated basis.

Note 4: Total Market Value of Listed Shares has been calculated based on the number of outstanding shares excluding treasury shares.

Note 5: Cash Flow refers to cash flows from operating activities.

Note 6: Interest-bearing Debt refers to all liabilities with payable interest listed on the consolidated balance sheet.

3. Profit Distribution Policy and Dividends for the Fiscal Year Ended March 31, 2007

ORIX believes that securing profits from its businesses primarily as retained earnings, and utilizing them for strengthening its base of operations and making investments for growth, and sustaining profit growth while maintaining financial stability, will lead to increased shareholder value.

ORIX’s current policy is to meet the needs of its shareholders by maximizing shareholder value through medium- and long-term profit growth and continuing to distribute stable dividends. Regarding share buybacks, ORIX will take into account the adequate level of retained earnings and act accordingly by considering factors such as changes in the economic environment, trend in stock prices, and financial situation.

Under the above policy, and based on current business conditions, a dividend of 130 yen per share, an increase of 40 yen from the forecast of 90 yen announced at the beginning of the previous fiscal year, is scheduled for the fiscal year ended March 31, 2007. Dividend distribution is scheduled once a year as a year-end dividend.

4. Business Risks

The business risks are discussed in “Risk Factors” in the Form 20-F submitted to the U.S. Securities and Exchange Commission.

[Management Policies]

1. Management Basic Policy

ORIX’s corporate philosophy and management policy are shown below.

Corporate Philosophy

ORIX is constantly anticipating market needs and working to contribute to society by developing leading financial services on a global scale and striving to offer innovative products that create new value for customers.

Management Policy

-	ORIX strives to meet the diverse needs of our customers and to deepen trust by constantly developing superior services.

-	ORIX aims to strengthen its base of operations and achieve sustained growth by integrating

-	ORIX’s resources to promote synergies amongst different units.

-	ORIX makes efforts to maintain a corporate culture that encourages a sense of fulfillment and pride by developing personnel resources through corporate programs and promoting professional development.

-	ORIX aims to attain medium- and long-term growth in shareholder value by implementing these initiatives.

2. Target Performance Indicators

ORIX has identified the growth rate of diluted net income per share, ROE (ratio of net income to average shareholders’ equity), and the shareholders’ equity ratio as important performance indicators, and strives to construct a business portfolio focused on balancing growth, profitability and financial stability.

Under a medium- and long-term perspective, ORIX will strive to achieve sustained growth in diluted net income per share and maintain and improve its ROE (ratio of net income to average shareholders’ equity). The company looks to sustain an appropriate shareholders’ equity ratio according to changes in its operations and level of risk.

The trend in the performance indicators for the past three years is shown below.

	2005.3	2006.3	2007.3
Diluted Net Income Per Share over last three years (year-on-year change)	1,002.18 yen (+67)%	1,790.30 yen (+79)%	2,100.93 yen (+17)%
ROE (Ratio of Net Income to Average Shareholders’ Equity)	14.2%	19.8%	18.3%
Shareholders’ Equity Ratio	12.0%	13.2%	14.6%

3. Medium- and Long-Term Corporate Management Strategy

ORIX is aiming to achieve sustained growth under a medium- and long-term perspective. With the continued evolution of the economy and society, market demands for innovative products and services increasingly impact the financial services sector, ORIX’s principal operating domain. Accordingly, ORIX has identified management’s ability to promptly and flexibly respond to changing market needs as critical to achieving medium- and long-term growth.

To realize this objective, ORIX is undertaking operations based on the following policies.

-	Expand sales network developed through financial services, including leases and loans, and further strengthen base of operations for growth through diverse business expansion.

-	Utilize sales network to promote investment banking operations such as principal investments, including corporate rehabilitation and business succession, and advisory related to M&A and financial restructuring.

-	Expand real estate-related operations by utilizing ORIX’s strength of having the capabilities for both finance and real estate operations, in response to the changes in the market stemming from the growing trend in offering real estate as financial products, led by the expansion of real estate investment fund markets, including Japanese real estate investment trusts (J-REITs).

-	Diversify overseas operations from existing businesses focusing on financing for SMEs to real estate-related operations and investment banking operations, as well as expansion into new regions.

4. Challenges to be Addressed

ORIX understands that a robust and dynamic corporate structure is integral to achieving sustained growth. In specific terms, we intend to implement the following four measures.

1.	Further improve our financial position

2.	Establish a workplace environment that is valued by employees

3.	Accumulate transactions that satisfy both social and economic conditions

4.	Enhance risk management

From the perspective of further improving our financial position, going forward, ORIX will continue to secure new growth opportunities with the aim of realizing further improvement. We will strive to establish a rewarding and motivating workplace in which employees can fulfill their potential irrespective of nationality, age, gender, career, education and employment type, thereby increasing the strength of the organization as a whole. In an effort to accumulate transactions, ORIX aims to provide quality products and services for its customers and increase its profitability, while accumulating socially-aware transactions with attention to compliance and the environment. In order to respond to a wide range of risk, including operational risk and market risk, ORIX implements a strict, multi-faceted initial screening process and will continue to implement an elaborate risk management system to minimize risk, monitoring periodically along the way. Concurrently, ORIX will aim to carry out appropriate capital allocation for the efficient utilization of shareholders’ equity by assessing levels of risk and investing and providing loans in areas that are expected to be highly profitable.

Consolidated Financial Highlights

(For the Year Ended March 31, 2006 and 2007)

(Unaudited)

(millions of JPY, except for per share data)

	March 31, 2006	Year -on- year Change	March 31, 2007	Year -on- year Change
Operating Assets
Investment in Direct Financing Leases	1,437,491	99%	1,258,404	88%
Installment Loans	2,926,036	123%	3,490,326	119%
Investment in Operating Leases	720,096	116%	862,049	120%
Investment in Securities	682,798	116%	875,581	128%
Other Operating Assets	91,856	111%	152,106	166%

Total	5,858,277	114%	6,638,466	113%

Operating Results
Total Revenues	929,882	102%	1,142,553	123%
Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	249,769	163%	316,074	127%
Net Income	166,388	182%	196,506	118%
Earnings Per Share
Net Income
Basic	1,883.89	173%	2,177.10	116%
Diluted	1,790.30	179%	2,100.93	117%
Shareholders’ Equity Per Share	10,608.97	127%	13,089.83	123%

Financial Position
Shareholders’ Equity	953,646	131%	1,194,234	125%
Number of Outstanding Shares (thousands of shares)	89,891	103%	91,234	101%
Long-and Short-Term Debt and Deposits	4,925,753	119%	5,483,922	111%
Total Assets	7,242,455	119%	8,207,187	113%
Shareholders’ Equity Ratio	13.2%	—	14.6%	—
Return on Equity (annualized)	19.8%	—	18.3%	—
Return on Assets (annualized)	2.50%	—	2.54%	—

New Business Volumes
Direct Financing Leases
New Receivables Added	888,912	103%	720,840	81%
New Equipment Acquisitions	800,802	104%	636,723	80%
Installment Loans	1,834,192	119%	2,226,282	121%
Operating Leases	317,645	128%	348,561	110%
Investment in Securities	235,932	96%	331,055	140%
Other Operating Transactions	132,017	102%	215,409	163%

Condensed Consolidated Statements of Income

(For the Year Ended March 31, 2006 and 2007)

(Unaudited)

(millions of JPY, millions of US$)

	Year ended March 31, 2006	Year -on- year Change (%)	Year ended March 31, 2007	Year -on- year Change (%)	U.S. dollars Year ended March 31, 2007
Total Revenues :	929,882	102	1,142,553	123	9,679

Direct Financing Leases	96,136	111	90,445	94	766
Operating Leases	209,915	109	257,080	122	2,178
Interest on Loans and Investment Securities	159,727	120	201,531	126	1,707
Brokerage Commissions and Net Gains on Investment Securities	48,826	144	70,684	145	599
Life Insurance Premiums and Related Investment Income	138,118	101	132,835	96	1,125
Real Estate Sales	74,943	61	87,178	116	739
Gains on Sales of Real Estate under Operating Leases	8,970	577	22,958	256	194
Other Operating Revenues	193,247	95	279,842	145	2,371

Total Expenses :	714,925	91	860,387	120	7,289

Interest Expense	59,168	114	81,541	138	691
Costs of Operating Leases	133,979	109	165,105	123	1,399
Life Insurance Costs	117,622	96	115,565	98	979
Costs of Real Estate Sales	65,904	58	73,999	112	627
Other Operating Expenses	123,460	85	147,693	120	1,251
Selling, General and Administrative Expenses	185,950	111	253,467	136	2,147
Provision for Doubtful Receivables and Probable Loan Losses	16,178	41	13,798	85	117
Write-downs of Long-Lived Assets	8,336	71	3,163	38	27
Write-downs of Securities	4,540	92	5,592	123	47
Foreign Currency Transaction Loss (Gain), Net	(212)	—	464	—	4

Operating Income	214,957	165	282,166	131	2,390

Equity in Net Income of Affiliates	32,080	160	31,946	100	270
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses	2,732	82	1,962	72	17

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	249,769	163	316,074	127	2,677

Provision for Income Taxes	96,790	143	126,358	131	1,070

Income before Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	152,979	178	189,716	124	1,607

Minority Interests in Earnings of Subsidiaries, Net	3,221	131	4,781	148	40

Income from Continuing Operations	149,758	179	184,935	123	1,567

Discontinued Operations:
Income from Discontinued Operations, Net	27,351		17,922		152
Provision for Income Taxes	(10,721)		(6,924)		(59)

Discontinued Operations, Net of Applicable Tax Effect	16,630	210	10,998	66	93

Extraordinary Gain, Net of Applicable Tax Effect	—	—	573	—	5

Net Income	166,388	182	196,506	118	1,665

Note:	Pursuant to FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

Condensed Consolidated Statements of Income

(For the Three Months Ended March 31, 2006 and 2007)

(Unaudited)

(millions of JPY, millions of US$)

	Three Months ended March 31, 2006	Year -on- year Change (%)	Three Months ended March 31, 2007	Year -on- year Change (%)	U.S. dollars Three Months ended March 31, 2007
Total Revenues :	263,417	94	291,374	111	2,468

Direct Financing Leases	25,754	108	21,819	85	185
Operating Leases	49,996	99	68,150	136	577
Interest on Loans and Investment Securities	42,976	118	55,269	129	468
Brokerage Commissions and Net Gains on Investment Securities	20,626	155	12,854	62	109
Life Insurance Premiums and Related Investment Income	39,943	100	38,637	97	327
Real Estate Sales	21,484	39	7,933	37	67
Gains (Losses) on Sales of Real Estate under Operating Leases	(463)	—	5,490	—	47
Other Operating Revenues	63,101	103	81,222	129	688

Total Expenses:	216,209	90	232,695	108	1,971

Interest Expense	16,148	118	22,774	141	193
Costs of Operating Leases	33,872	107	44,651	132	378
Life Insurance Costs	34,646	97	33,854	98	287
Costs of Real Estate Sales	19,891	38	9,010	45	76
Other Operating Expenses	39,503	87	43,518	110	369
Selling, General and Administrative Expenses	58,461	125	70,738	121	599
Provision for Doubtful Receivables and Probable Loan Losses	4,362	35	4,411	101	37
Write-downs of Long-Lived Assets	7,815	307	1,845	24	16
Write-downs of Securities	662	71	1,545	233	13
Foreign Currency Transaction Loss, Net	849	—	349	41	3

Operating Income	47,208	122	58,679	124	497

Equity in Net Income of Affiliates	11,364	507	9,979	88	84
Gains on Sales of Subsidiaries and Affiliates and Liquidation Loss	(227)	114	799	—	7

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	58,345	143	69,457	119	588

Provision for Income Taxes	18,390	103	24,897	135	211

Income before Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	39,955	174	44,560	112	377

Minority Interests in Earnings of Subsidiaries, Net	1,955	158	1,462	75	12

Income from Continuing Operations	38,000	175	43,098	113	365

Discontinued Operations:
Income from Discontinued Operations, Net	3,786		3,807		32
Provision for Income Taxes	(1,495)		(1,380)		(11)

Discontinued Operations, Net of Applicable Tax Effect	2,291	112	2,427	106	21

Extraordinary Gain, Net of Applicable Tax Effect	—	—	—	—	—

Net Income	40,291	169	45,525	113	386

Condensed Consolidated Balance Sheets

(As of March 31, 2006 and 2007)

(Unaudited)

(millions of JPY, millions of US$)

	March 31, 2006	March 31, 2007	U.S. dollars March 31, 2007
Assets
Cash and Cash Equivalents	245,856	215,163	1,823
Restricted Cash	172,805	121,569	1,030
Time Deposits	5,601	913	8
Investment in Direct Financing Leases	1,437,491	1,258,404	10,660
Installment Loans	2,926,036	3,490,326	29,567
Allowance for Doubtful Receivables on
Direct Financing Leases and Probable Loan Losses	(97,002)	(89,508)	(758)
Investment in Operating Leases	720,096	862,049	7,302
Investment in Securities	682,798	875,581	7,417
Other Operating Assets	91,856	152,106	1,288
Investment in Affiliates	316,773	367,762	3,115
Other Receivables	165,657	212,324	1,798
Inventories	140,549	216,150	1,831
Prepaid Expenses	40,676	54,855	465
Office Facilities	91,797	90,682	768
Other Assets	301,466	378,811	3,209

Total Assets	7,242,455	8,207,187	69,523

Liabilities and Shareholders’ Equity
Short-Term Debt	1,336,414	1,174,391	9,948
Deposits	353,284	446,474	3,782
Trade Notes, Accounts Payable and Other Liabilities	334,008	381,110	3,229
Accrued Expenses	89,043	122,202	1,035
Policy Liabilities	503,708	491,946	4,167
Current and Deferred Income Taxes	250,997	320,412	2,714
Security Deposits	150,836	174,196	1,476
Long-Term Debt	3,236,055	3,863,057	32,724

Total Liabilities	6,254,345	6,973,788	59,075

Minority Interests	34,464	39,165	332

Common Stock	88,458	98,755	836
Additional Paid-in Capital	106,729	119,402	1,011
Retained Earnings:
Legal Reserve	2,220	2,220	19
Retained Earnings	733,386	921,823	7,809
Accumulated Other Comprehensive Income	27,603	55,253	468
Treasury Stock, at Cost	(4,750)	(3,219)	(27)

Total Shareholders’ Equity	953,646	1,194,234	10,116

Total Liabilities and Shareholders’ Equity	7,242,455	8,207,187	69,523

	March 31, 2006	March 31, 2007	U.S. dollars March 31, 2007
Note: Accumulated Other Comprehensive Income
Net unrealized gains on investment in securities	50,856	72,994	618
Minimum pension liability adjustments	(632)	—	—
Pension liability adjustments (after FASB Statement No. 158)	—	3,604	31
Foreign currency translation adjustments	(26,132)	(22,620)	(192)
Net unrealized gains on derivative instruments	3,511	1,275	11

Condensed Consolidated Statements of Shareholders’ Equity

(For the Year Ended March 31, 2006 and 2007)

(Unaudited)

(millions of JPY, millions of US$)

	Year ended March 31, 2006	Year ended March 31, 2007	U.S. dollars Year ended March 31, 2007
Common Stock:
Beginning balance	73,100	88,458	749
Exercise of warrants and stock acquisition rights	2,829	2,259	19
Conversion of convertible bond	12,529	8,038	68

Ending balance	88,458	98,755	836

Additional Paid-in Capital:
Beginning balance	91,045	106,729	904
Exercise of warrants, stock acquisition rights and stock options	2,831	2,257	19
Conversion of convertible bond	12,528	6,250	53
Stock-based compensation	—	3,515	30
Other, net	325	651	5

Ending balance	106,729	119,402	1,011

Legal Reserve:
Beginning balance	2,220	2,220	19

Ending balance	2,220	2,220	19

Retained Earnings:
Beginning balance	570,494	733,386	6,213
Cash dividends	(3,496)	(8,092)	(69)
Net income	166,388	196,506	1,665
Other, net	—	23	0

Ending balance	733,386	921,823	7,809

Accumulated Other Comprehensive Income:
Beginning balance	(1,873)	27,603	234
Net change of unrealized gains on investment in securities	10,706	22,138	187
Net change of minimum pension liability adjustments	458	(5)	(0)
Adjustment to initially apply FASB Statement No. 158	—	4,241	36
Net change of foreign currency translation adjustments	13,478	3,512	30
Net change of unrealized gains on derivative instruments	4,834	(2,236)	(19)

Ending balance	27,603	55,253	468

Treasury Stock:
Beginning balance	(7,653)	(4,750)	(40)
Exercise of stock options	3,025	1,518	13
Other, net	(122)	13	0

Ending balance	(4,750)	(3,219)	(27)

Total Shareholders’ Equity:
Beginning balance	727,333	953,646	8,079
Increase, net	226,313	240,588	2,037

Ending balance	953,646	1,194,234	10,116

Summary of Comprehensive Income:
Net income	166,388	196,506	1,665
Other comprehensive income	29,476	23,409	198

Comprehensive income	195,864	219,915	1,863

Condensed Consolidated Statements of Cash Flows

(For the Year Ended March 31, 2006 and 2007)

(Unaudited)

(millions of JPY, millions of US$)

	Year ended March 31, 2006	Year ended March 31, 2007	U.S. dollars Year ended March 31, 2007
Cash Flows from Operating Activities:
Net income	166,388	196,506	1,665
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	134,963	153,539	1,301
Provision for doubtful receivables and probable loan losses	16,178	13,798	117
Decrease in policy liabilities	(47,172)	(11,762)	(100)
Gains from securitization transactions	(7,139)	(7,762)	(66)
Equity in net income of affiliates	(32,080)	(31,946)	(270)
Gains on sales of subsidiaries and affiliates and liquidation losses	(2,732)	(1,962)	(17)
Extraordinary gain	—	(573)	(5)
Minority interests in earnings of subsidiaries, net	3,221	4,781	40
Gains on sales of available-for-sale securities	(10,401)	(49,262)	(417)
Gains on sales of real estate under operating leases	(8,970)	(22,958)	(194)
Gains on sales of operating lease assets other than real estate	(7,184)	(12,105)	(103)
Write-downs of long-lived assets	8,336	3,163	27
Write-downs of securities	4,540	5,592	47
Decrease (increase) in restricted cash	(119,202)	51,299	435
Increase in loans held for sale	—	(52,811)	(447)
Decrease (increase) in trading securities	(9,091)	11,248	95
Increase in inventories	(56,596)	(85,899)	(728)
Increase in prepaid expenses	(2,316)	(13,708)	(116)
Increase in accrued expenses	2,755	36,594	310
Increase in security deposits	48,597	21,182	179
Other, net	53,908	19,174	163

Net cash provided by operating activities	136,003	226,128	1,916

Cash Flows from Investing Activities:
Purchases of lease equipment	(1,136,538)	(1,031,591)	(8,739)
Principal payments received under direct financing leases	670,781	610,780	5,174
Net proceeds from securitization of lease receivables, loan receivables and securities	194,806	275,998	2,338
Installment loans made to customers	(1,834,192)	(2,173,322)	(18,410)
Principal collected on installment loans	1,200,337	1,554,422	13,167
Proceeds from sales of operating lease assets	130,992	158,396	1,342
Investment in affiliates, net	10,754	(6,000)	(51)
Purchases of available-for-sale securities	(201,123)	(254,044)	(2,152)
Proceeds from sales of available-for-sale securities	166,251	105,829	896
Maturities of available-for-sale securities	38,706	39,252	333
Purchases of other securities	(34,634)	(76,710)	(650)
Proceeds from sales of other securities	23,142	73,316	621
Purchases of other operating assets	(25,630)	(50,238)	(425)
Acquisitions of subsidiaries, net of cash acquired	(38,837)	(19,270)	(163)
Sales of subsidiaries, net of cash disposed	2,664	3,019	26
Other, net	33,164	(12,115)	(103)

Net cash used in investing activities	(799,357)	(802,278)	(6,796)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	326,285	(111,360)	(943)
Proceeds from debt with maturities longer than three months	2,102,054	2,230,830	18,897
Repayment of debt with maturities longer than three months	(1,697,828)	(1,655,581)	(14,024)
Net increase in deposits due to customers	16,628	93,175	789
Issuance of common stock	5,975	4,516	38
Dividends paid	(3,496)	(8,092)	(69)
Net increase (decrease) in call money	10,000	(10,000)	(85)
Other, net	2,910	1,526	13

Net cash provided by financing activities	762,528	545,014	4,616

Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,302	443	4

Net Increase (Decrease) in Cash and Cash Equivalents	100,476	(30,693)	(260)
Cash and Cash Equivalents at Beginning of Year	145,380	245,856	2,083

Cash and Cash Equivalents at End of Year	245,856	215,163	1,823

Segment Information

(For the Year Ended March 31, 2006 and 2007)

(Unaudited)

1. Segment Information by Sector/Location

(millions of JPY, millions of US$)

	Year ended March 31, 2006			Year ended March 31, 2007			U.S. dollars Year ended March 31, 2007
	Segment Revenues	Segment Profits	Segment Assets	Segment Revenues	Segment Profits	Segment Assets	Segment Revenues	Segment Profits	Segment Assets
Operations in Japan
Corporate Financial Services	97,683	48,661	1,616,574	123,328	56,873	1,846,552	1,045	482	15,642
Automobile Operations	130,775	26,661	509,149	146,966	28,224	510,805	1,245	239	4,327
Rental Operations	67,066	9,911	123,532	67,859	10,869	121,621	575	92	1,030
Real Estate-Related Finance	69,472	33,384	1,223,063	82,345	44,682	1,517,927	697	378	12,859
Real Estate	198,780	28,650	682,166	245,336	51,236	901,237	2,078	434	7,634
Life Insurance	137,468	13,212	491,857	132,060	9,921	511,051	1,119	84	4,329
Other	111,854	41,657	668,689	145,443	61,745	788,446	1,232	523	6,679

Sub-Total	813,098	202,136	5,315,030	943,337	263,550	6,197,639	7,991	2,232	52,500
Overseas Operations
The Americas	70,223	34,701	441,285	119,940	31,315	487,900	1,016	265	4,133
Asia, Oceania and Europe	88,914	31,956	562,654	103,593	37,763	625,036	878	320	5,295

Sub-Total	159,137	66,657	1,003,939	223,533	69,078	1,112,936	1,894	585	9,428

Segment Total	972,235	268,793	6,318,969	1,166,870	332,628	7,310,575	9,885	2,817	61,928

Difference between Segment totals and Consolidated Amounts	(42,353)	(19,024)	923,486	(24,317)	(16,554)	896,612	(206)	(140)	7,595

Consolidated Amounts	929,882	249,769	7,242,455	1,142,553	316,074	8,207,187	9,679	2,677	69,523

Note:	Since the Company evaluates the performance of its segments based on profits before income taxes, tax expenses are not included in segment profits.
In addition, results of discontinued operations are included in “Segment Revenues” and “Segment Profits” of each segment, if any.

2. Revenues from Overseas Customers

(millions of JPY, millions of US$)

	Year ended March 31, 2006			Year ended March 31, 2007			U.S. dollars Year ended March 31, 2007
	The Americas	Asia, Oceania and Europe	Total	The Americas	Asia, Oceania and Europe	Total	The Americas	Asia, Oceania and Europe	Total
Overseas Revenue	47,110	85,680	132,790	111,453	108,359	219,812	944	918	1,862
Consolidated Revenue			929,882			1,142,553			9,679
The Rate of the Overseas Revenue to Consolidated Revenues	5.1%	9.2%	14.3%	9.7%	9.5%	19.2%	9.7%	9.5%	19.2%

Note:	Results of discontinued operations are not included in “Overseas Revenue.”

Per Share Data

(For the Year Ended March 31, 2006 and 2007)

(Unaudited)

(millions of JPY, millions of US$)

	March 31, 2006	March 31, 2007	U.S. dollars March 31, 2007
Income from Continuing Operations	149,758	184,935	1,567
Effect of Dilutive Securities -
Convertible Bond	1,525	1,699	14

Income from Continuing Operations for Diluted EPS Computation	151,283	186,634	1,581

		(thousands of shares)
Weighted-average Shares	88,322	90,260
Effect of Dilutive Securities -
Warrants	833	764
Convertible Bond	4,496	3,215
Treasury Stock	139	102

Weighted-average Shares for Diluted EPS Computation	93,790	94,341

			(JPY, US$)
Earnings Per Share for Income from Continuing Operations
Basic	1,695.60	2,048.90	17.36
Diluted	1,612.99	1,978.28	16.76

			(JPY, US$)
Shareholders’ Equity Per Share	10,608.97	13,089.83	110.88

[Significant Accounting Policies]

Stock-Based Compensation

The Company and its subsidiaries adopted FASB Statement No. 123 (revised 2004) (“Share-Based Payment”) (“FASB Statement No. 123(R)”), using the modified prospective method, during the fiscal year ended March 31, 2007. FASB Statement 123(R) superseded APB Opinion No. 25 (“Accounting for Stock Issued to Employees”) and replaced the existing FASB Statement No. 123 (“Accounting for Stock-Based Compensation”), and requires, with limited exception, that the cost of employee services received in exchange for an award of equity instruments be measured based on the grant-date fair value. The expenses are recognized over requisite employee service period.

Pension Plans

The Company and certain subsidiaries have contributory and non-contributory funded pension plans covering substantially all of their employees. The Company and its subsidiaries apply FASB Statement No.87 (“Employers’ Accounting for Pensions”), and the costs of pension plans are accrued based on amounts determined using actuarial methods under the assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

The Company and its subsidiaries also adopted FASB Statement No. 158 (“Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)”) (“FASB Statement No. 158”) on March 31, 2007, and recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheet.

Other than the above, there were no significant changes from the latest report.

[Changes in Accounting Principles, Procedures and Disclosures]

Stock-Based Compensation

The adoption of FASB Statement No. 123(R) resulted in a charge to selling, general and administrative expenses as stock-based compensation costs of 3,515 million yen in the fiscal year ended March 31,2007.

Pension Plans

On March 31, 2007, previously unrecognized gain/loss, prior service cost/credit, and transition asset/obligation, 4,241 million yen, were adjusted to the accumulated comprehensive income at the adoption of FASB Statement No. 158. Therefore, it did not affect the consolidated income statement for the fiscal year ended March 31, 2007.